
AMERICA
SEPTENTRIONALIS

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 8/31/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	37
2009 Turnover:	15%
Net Assets:	$9.9 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:
WWW.MUNDOVAL.COM

Important Considerations:
Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

Bond Yield Signs: a Green Light for Mundoval

What are Bond Yields?

Mathematically speaking, a bond's current yield is equal to the total coupon or interest payments a bond makes each year, divided by the market price of the bond.

Coupon amounts are set when the bond is issued, so a declining yield means bond buyers are willing to pay a higher and higher price to receive the same coupon payment- bond prices move inversely to yields.

What are Bond Yields Doing Right Now?

Bonds are commonly perceived as a safe-haven investment, and investors today- concerned over short-term economic conditions- are snapping up bonds at a harried pace. In fact, inflows into bond mutual funds have reached $232 billion this year.[1]

All this investor demand has driven bond prices skyward, pushing yields down. For example, the price for a 10-year US Treasury Note has leapt this year, shrinking the yield to 2.5%. That's well below the 4.5% yield the 10-Year Treasury has averaged over the past decade.[2]

What do Bond Yields have to do with Mundoval, a Stock Fund?

Anxious investors piling into bonds means fewer dollars are buying stocks or stock mutual funds. Indeed, while bond funds have gathered over $230 billion in assets this year, stock mutual funds have experienced a $13.7 billion outflow![1] All this selling activity puts downward pressure on stock prices, pressure that has little to do with the quality of the underlying business.

We believe dropping bond yields signal a stock buying opportunity for the Mundoval Fund. By bucking market trends and buying stocks when the broad market is investing elsewhere, we feel we can purchase great businesses at discount prices.

Investors today are tolerating low bond yields in exchange for a sense of safety. As long-term investors, we feel safest buying quality companies on the cheap, potentially profiting as market fears subside and investors return to buying stocks over time.

"Be fearful when others are greedy and greedy when others are fearful." **- Warren Buffett[3]**

1) As of 7/31/2010 (latest available data), Investment Committee Institute, "Trends in Mutual Fund Investing"